

October 8, 2013

Via E-mail
Mr. Robert D. Regnier
President and Chief Executive Officer
Blue Valley Ban Corp
11935 Riley
Overland Park, Kansas 66225-6128

Re: **Blue Valley Ban Corp**
        Confidential Draft Registration Statement on Form S-1
        Submitted September 11, 2013
        File No. 377-00313

Dear Mr. Regnier:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next amendment.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:
    *   disclose that you are an emerging growth company;
    *   describe how and when a company may lose emerging growth company status;

- briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- state your election under Section 107(b) of the JOBS Act:
  - o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
  - o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cautionary Note Regarding Forward-looking Statements, page i

3. Since you are not currently a reporting company, you cannot rely on Sections 27A or 21E. Please remove such references.

Prospectus Summary, page 1
The Company, page 1

4. Please revise as follows:
   - revise the first paragraph to disclose that you are an Emerging Growth Company and summarize the consequences;
   - history of losses to common shareholders since 2008 and your dividends and accretion on preferred stock;
   - drop in book value from $19.97 at December 31, 2008 to only $5.42 at June 30, 2013;

- from 2009 until 2013 you were subject to a "Written Agreement" with Federal Reserve Bank which in 2013 was replaced by a Memorandum of Understanding with the Federal Reserve;
- you received an investment of $21.75 million from the Department of Treasury as part of the TARP program and you have not repurchased the Preferred Stock issued to the Treasury and disclose the material restrictions on you;
- since 2009, at the request of the Federal Reserve, you have failed to pay eighteen quarterly dividend payments on your Preferred Stock to the Treasury and state your aggregate amount owed in dividends and interest; and
- since 2009, at the request of the Federal Reserve, you have failed to pay eighteen quarterly dividend payments on Trust Preferred securities and state your aggregate amount owed in dividends, interest and any penalties and disclose the material consequences of the deferral.

Risk Factors, page 5
Risks Related to Blue Valley, page 7

5. Please add separate risk factors to address the following risks:
   - risks to you after December 5, 2013 when the interest rate on the Perpetual Preferred Stock increases from 5% to 9%; and
   - risks if you do not raise the full amount and are unable to pay the amounts owed to holders of your debt and Perpetual Preferred Stock and how this may affect any potential auction of the Perpetual stock.

6. Please revise your third risk factor to describe the actual risk to you from increases in interest rates in terms of the amount and percentage of your loan portfolio that is adjustable.

The Company, page 17
Our Market Area, page 17

7. As required by Item 101(c)(1)(x) disclose you have less than a 1% share of the deposits within the Kansas City MSA.

Lending Activities, page 18

8. You disclose on page 20 that the terms of your residential real estate loans typically include monthly payments based on a 15 to 30 year amortization with 3 to 7 year balloon payments, and they accrue interest at a fixed or variable rate. Please tell us why you prefer to underwrite residential real estate loans with balloon payments since you disclose that your residential loans typically have 3 to 7 year balloon payments.

Please quantify the amount of residential real estate loans in your portfolio with 3 to 7 year balloon payments. Please also disclose how you manage credit risks associated with residential real estate loans with balloon payments.

Dividends, page 38

9. Please revise to more clearly identify the various current restrictions on your ability to pay dividends.

Management's Discussion and Analysis, page 47
Overview, page 48

10. Please revise the last sentence of the second paragraph (and elsewhere such as the third paragraph on page 49) in which you claim a profit of $395,000 to clarify that after deducting the dividends and accretion on Perpetual Preferred Stock the net loss available to shareholders was $149,000.

11. As required by Item 303(a) and Release No. 33-8350, please revise to include discussion and analysis of known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition and results of operations including, but not limited to, the following:
- even of you sell all of the shares in this offering and pay the accrued dividends and interest you still will have to serve the debt; and
- effects of the recent increases in interest rates and anticipated effects of further increases on your loan portfolio, your debt and your ability to originate new loans.

Note 4 – Loans and Allowance for Loan Losses, page F-15

12. Please revise the two tables that present your credit risk profile at December 31, 2012 that have different amounts since presumably only one of these tables is correct.

Report of Independent Registered Public Accounting Firm, page F-33

13. Please include a signed and dated audit report as required by Rule 2-02 of Regulation S-X.

Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010

Note 12: Income Taxes, page F-62

14. We note you have recorded a partial allowance for your deferred tax asset at December 31, 2012 and June 30, 2013 and have released a portion of the valuation allowance during fiscal 2012 and in the interim period of June 30, 2013. Please provide us with specific detailed information to support the realizability of the net deferred tax asset, and your accounting, at December 31, 2012 and June 30, 2013.   Please make sure to address the following in your response:
- We note that you have recognized significant cumulative losses from continuing operations during the fiscal 2008-2011 periods, and only minor income from taxes during 2012 and the 6-months ended June 30, 2013. In determining the need for a valuation allowance, forming a conclusion that a valuation allowance is not necessary is difficult when there is negative evidence such as cumulative losses from continuing operations, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21 – 23 of ASC 740-10-30).   Furthermore the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified, specifically concerning forecasts of future taxable income. Please provide us with specific evidence to support the realizability of the net deferred tax asset at June 30, 2013 and December 31, 2012.

Note 20: Disclosures About Fair Value of Assets and Liabilities, page F-71

15. Please revise your next amendment to disclose how often you obtain updated appraisals for your collateral dependent impaired loans and foreclosed assets held for sale, including any noted differences by loan type. In your revision, please also discuss any adjustments you make to appraised values, including those made as a result of outdated appraisals and how this information is considered in your determination of the allowance for loan losses.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact David Irving at (202) 551-3321 or Gustavo A. Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director